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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                             under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

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                          Nabisco Group Holdings Corp.
                           (Name of Subject Company)

                          Nabisco Group Holdings Corp.
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   74960K 876
                     (CUSIP Number of Class of Securities)

                              James A. Kirkman III
              Senior Vice President, General Counsel and Secretary
                          Nabisco Group Holdings Corp.
                                 7 Campus Drive
                              Parsippany, NJ 07054
                                 (973) 682-7700

            (Name, Address and Telephone Number of Person Authorized
        to Receive Notices and Communications on Behalf of the Person(s)
                               Filing Statement)

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                                   Copies to:
                            William L. Rosoff, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                           Telephone: (212) 450-4000
                           Telecopier: (212) 450-4800


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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


7 Campus Drive
Parsippany, NJ  07054
[NABISCO LOGO]
                                                                   News Release

Contact: Henry A. Sandbach
         Nabisco, Inc.
         (973) 682-7098

         Edward Nebb
         BSMG Worldwide
         (212) 445-8213


                       NABISCO GROUP HOLDINGS URGES ICAHN
                TO JOIN PROCESS FOR MAXIMIZING SHAREHOLDER VALUE

         PARSIPPANY, NJ -- April 5, 2000 - Nabisco Group Holdings Corp. (NYSE:
NGH) said today that it had received a letter from Carl Icahn offering to acquire all of the company's shares for $16.00 per share, subject to due diligence by Icahn and his lending institutions. Previously, Icahn had offered $13.00 per share for 30% of the company's shares.

         As previously announced, the Nabisco Group Holdings Board of Directors directed its management to explore all alternatives to maximize shareholder value, including the sale of the company or the sale of Nabisco Group Holdings' 80.6% ownership interest in Nabisco Holdings Corp. (NYSE: NA).

         The company sent a letter today to Mr. Icahn inviting him to join the process currently being implemented by the company's financial advisors, Warburg Dillon Read and Morgan Stanley Dean Witter, designed to achieve maximum value for the company's shareholders. The company stated that its Board of Directors will consider all bona fide proposals at the appropriate time.

         If a tender offer is commenced, Nabisco Group Holding's stockholders are urged to read the company's solicitation/recommendation statement in response to that tender offer, which will contain important information. The statement would be on file and available free of charge from the Securities and Exchange Commission (http://www.sec.gov) and also from Nabisco Group Holdings' proxy solicitor, MacKenzie Partners (800-322-2885 or proxy@mackenziepartners.com).

                                      ###


(Attachment: Letter to Carl C. Icahn)

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                      [NABISCO GROUP HOLDINGS LETTERHEAD]

                                 7 Campus Drive
                              Parsippany, NJ 07054

                                                                April 5, 2000

Mr. Carl C. Icahn
767 Fifth Avenue
New York, NY  10153

Dear Carl:

         Thank you for your letter of April 4th increasing your proposal to $16.00 per share for all of NGH. We are pleased to see that you agree with our Board judgment that your original partial offer of $13.00 per share was inadequate.

         As you know, the Board of Directors has directed the Company's management to explore all alternatives to maximize shareholder value, including the sale of the Company or the sale of the Company's 80.6% ownership interest in Nabisco Holdings Corp. In that connection, the Company's financial advisors, Warburg Dillon Read and Morgan Stanley Dean Witter, are commencing a process aimed at assuring that our shareholders receive the greatest value possible for their shares.

         We would be pleased to welcome you to join in this process. We encourage you to contact our financial advisors, who can send you a confidentiality agreement and outline for you the procedures and schedule for obtaining confidential information and presenting your bid. Our Board will consider all bona fide proposals at the appropriate time.

         Please contact either Blair Effron (212-821-2688) at Warburg Dillon Read or David Jacobs (212-761-7643) at Morgan Stanley Dean Witter.

                                                     Very truly yours,

                                                     /s/ Steven F. Goldstone
                                                     ---------------------------
                                                     Steven F. Goldstone
                                                     Chairman
SFG:jag